WEA INVESTMENT SERVICES, INC.

SUPPLEMENTAL REPORT
EXCLUSION FROM SIPC MEMBERSHIP

December 31, 2016



TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT   "NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335   e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

The Board of Directors
WEA Investment Services, Inc.
Madison, Wisconsin

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934 and the SIPC Series 600 Rules, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of WEA Investment Services, Inc. for the year ended December 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on January 5, 2016, which was agreed to by WEA Investment Services, Inc. and SIPC, solely to assist you and the other specified parties in evaluating WEA Investment Services, Inc.'s compliance with the applicable instructions of the Certification of Exclusion from Membership (Form SIPC-3). WEA Investment Services, Inc.'s management is responsible for WEA Investment Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended December 31, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4) and the SIPC Series 600 Rules, and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of WEA Investment Services, Inc. taken as a whole.

SHEDJAMA, INC.
dba Edward Opperman, CPA
Lafayette, Indiana
February 15, 2017

WEA Member Benefits™
Every member financially secure.

P.O. Box 7893 Madison, WI 53707-7893
Toll-free 1-800-279-4030
Fax 608-237-2529 Web weabenefits.com

WEA Investment Services, Inc.

SUPPLEMENTAL REPORT

EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)

For the year ended December 31, 2016, the business of WEA Investment Services, Inc. (the Company) consisted exclusively of the distribution of shares of registered open-end investment companies or unit investment trusts; therefore, the Company qualified for exclusion from membership in the SIPC under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970. A Certification of Exclusion from Membership (Form SIPC-3) was filed with the SIPC office in Washington, DC, on January 5, 2016.

Rhonda M. Scheel
Rhonda M. Scheel
President and Treasurer

2/21/2017
Date

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).
x Rhonda M. Adval, President 1/5/16
Authorized Signature/Title Date

SIPC-3 2016

8-

8-065926 FINRA DEC 5/14/2003
WEA INVESTMENT SERVICES INC
660 JOHN NOLEN DRIVE
MADISON, WI 53713-3959

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016_

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☑ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.